Update on Indigenisation at the Blanket Mine in Zimbabwe.

Toronto, Ontario – August 19, 2011: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) provides the following update regarding indigenisation at the Blanket Gold Mine (“Blanket”), in Zimbabwe.

Caledonia submitted a comprehensive indigenisation proposal (the “proposal”) to the Minister for Indigenisation on May 9, 2011.  Since then, neither Blanket nor Caledonia have received any formal notification that the proposal is deficient or that it should be revised within any specified timescale.  Caledonia has, however, received a copy of a letter sent from the Minister for Indigenisation to the Minister of Mines, in which he requests that the Minister of Mines cancels Blanket’s operating licence on the grounds that Caledonia’s proposal does not meet the legislated indigenisation requirements.

It is understood that a number of other mining companies, banks and other businesses have been instructed to revise their indigenisation proposals or risk the loss of their operating licences.

Caledonia believes the Minister for Indigenisation has exceeded his legal powers both in terms of his assessment of Caledonia’s proposal and his request to the Minister of Mines.  Caledonia is seeking urgent clarification from the relevant ministers, and is also consulting with its legal advisers regarding appropriate legal action.

Blanket’s operations continue as normal and further information will be made available on this matter as appropriate.

For more information, please contact:

Caledonia Mining	Buck Bias
Mark Learmonth	Alex Buck
Tel: + 27 11 447 2499	Tel + 44 7932 740 452
marklearmonth@caledoniamining.com

Collins Stewart Europe Limited	Renmark Financial Communications Inc
John Prior/Sebastian Jones Tel: + 44 20 7523 8350	John Boidman: jboidman@renmarkfinancial.com
Dustin Buenaventura: dbuenaventura@renmarkfinancial.com
Tel: +1 514 939 3989 or +1 416 644 2020
www.renmarkfinancial.com